Chunghwa Telecom

February 08, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Jan	Net sales	19,874,608	19,524,222	(+)350,386	(+)1.79%

Jan	Net sales	19,874,608	19,524,222	(+)350,386	(+)1.79%

b                  Trading purpose : None